UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Lenox Savings Plan for Collectively Bargained Employees

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2003 and 2002                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2003 and 2002                    4

Notes to Financial Statements                                        5-9

Supplemental Schedule:

 Schedule of Assets (Held at End of Year), December 31, 2003         10

Signatures                                                           11

Consent of Independent Registered Public Accounting Firm             12

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Lenox Savings Plan for Collectively
    Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lenox Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    May 25, 2004

             Lenox Savings Plan for Collectively Bargained Employees
                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002

                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Investments, at fair value:
   Mutual funds                            $ 2,819,007          $ 2,310,739
   Money market portfolio                      165,508              192,219
   Common collective trust fund                176,318              143,191
   Brown-Forman Corporation
    Class B common stock                        36,911               25,128
                                           -----------          -----------
                                             3,197,744            2,671,277

Employers' contributions receivable             19,306               20,074
Employees' contributions receivable             40,511               45,521
                                           -----------          -----------
Net assets available for benefits          $ 3,257,561          $ 2,736,872
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

             Lenox Savings Plan for Collectively Bargained Employees
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2003 and 2002

                                                Participant Directed
                                           --------------------------------
                                              2003                 2002
                                           -----------          -----------
Additions:
   Contributions:
      Employer                             $    70,757          $    77,529
      Employee                                 408,356              579,420
                                           -----------          -----------
                                               479,113              656,949

   Interest income                               8,893                8,483
   Dividend income                              29,808               29,945
   Net appreciation (depreciation)
    in fair value                              571,776             (640,097)
                                           -----------          -----------
      Total additions                        1,089,590               55,280
                                           -----------          -----------

Deductions:
   Withdrawals by participants                 557,236              244,100
   Administrative expenses                         621                  254
   Net transfers to other plans                 11,044                --
                                           -----------          -----------
      Total deductions                         568,901              244,354

Net increase (decrease)                        520,689             (189,074)

Net assets available for benefits:
   Beginning of year                         2,736,872            2,925,946
                                           -----------          -----------

   End of year                             $ 3,257,561          $ 2,736,872
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

             Lenox Savings Plan for Collectively Bargained Employees
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Lenox Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Sponsor's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all union hourly employees of Lenox, Incorporated
          (the Company) and all hourly employees of Gorham, Inc. who are members of the United Steelworkers of America, AFL-CIO, Local 16031. An employee becomes eligible to participate in the Plan after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation for the 2003 calendar year, currently $12,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

          The Company's matching contribution is equal to 25% of the first 5% of the participant's annual compensation (6% of the participant's annual compensation effective October 1, 2005). The Company does not intend to make matching contributions at this time for those participants who are members of the United Steelworkers of America, AFL-CIO, Local 16031.

          Each participant's account is credited with the participant's contribution on a monthly basis and an allocation of (i) the Company's contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $0 and $175 for 2003 and 2002, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Sponsor, a participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.

 2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation
          Class B shares, which are valued at the quoted closing market price, and a cash component.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

       d. Reclassifications: Certain financial statement amounts have been reclassified in the prior year to conform with current year presentations. These reclassifications had no effect on total net assets available for benefits or the increase (decrease) in net assets available for benefits.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2003                              2002
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

       Investments at fair value:
          PBHG Growth Fund                       13,535     $   241,066            12,393     $   175,726
          Janus Worldwide Fund                   12,527         495,316            13,331         428,318
          Fidelity Magellan Fund                  5,484         535,975             5,159         407,386
          Fidelity Equity-Income Fund            10,571         525,897            12,977         514,807
          Fidelity Growth Company                 9,833         492,342             9,721         344,334
          Fidelity Asset Manager                 21,171         333,662            20,648         284,936
          Fidelity Retirement Money
           Market Portfolio                     165,508         165,508           192,219         192,219
          Managed Income Portfolio              176,318         176,318           143,191         143,191
          Brown-Forman Corporation Class B
           Common Stock Fund                      2,411          36,911             2,331          25,128
          Other investments                      14,703         194,749            12,865         155,232
                                                             ----------                        ----------
                                                             $3,197,744                       $ 2,671,277
                                                             ==========                        ==========

       During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                            2003                2002
                                         ----------          ----------
       Mutual funds                      $  560,589          $ (639,920)
       Brown-Forman Corporation
        Class B common stock                 11,187                (177)
                                         ----------          ----------
                                         $  571,776          $ (640,097)
                                         ==========          ==========

4.    Tax Status:

      The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code
      (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

       Certain administrative costs incurred by the Plan are paid by the Company. Administrative expenses of $621 and $254 in 2003 and 2002, respectively, were allocated to participants' accounts.


7.     Risks and Uncertainties:

       The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

             Lenox Savings Plan for Collectively Bargained Employees
                            Plan #017 EIN #21-0498476
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2003


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity     $   241,066
Janus Enterprise Fund           Mutual fund, variable rate and maturity          54,759
Janus Worldwide Fund            Mutual fund, variable rate and maturity         495,316
PIMCO Total Return Fund         Mutual fund, variable rate and maturity         138,155
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity         535,975
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity         525,897
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity         492,342
Fidelity Asset Manager*         Mutual fund, variable rate and maturity         333,662
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                   165,508
Managed Income Portfolio*       Common collective trust fund, variable
                                 rate and maturity                              176,318
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity           1,835
Brown-Forman Corporation*       Class B common stock fund                        36,911
                                                                            -----------
                                                                            $ 3,197,744
                                                                            ===========

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lenox Savings Plan for Collectively Bargained Employees has duly caused this report to be signed on behalf of the Plan Administrator by the undersigned thereunto duly authorized.


LENOX SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:



/s/ James S. Welch, Jr.
James S. Welch, Jr.
Member, Employee Benefits Committee
(Plan Administrator)

Vice Chairman, Strategy and Human Resources
Brown-Forman Corporation


June 25, 2004

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 25, 2004 relating to the financial statements and supplemental schedule of the Lenox Savings Plan for Collectively Bargained Employees as of and for the years ended December 31, 2003 and 2002 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2004
                                       12